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July 13, 2005 Russell Mancuso, Esq. Timothy Buchmiller, Esq. Julie Sherman Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	JOHN T. McKENNA (650) 843-5059 mckennajt@cooley.com

Re:	Hoku Scientific, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Registration File No. 333-124423

Ladies and Gentlemen:

On behalf of Hoku Scientific, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-124423 (the “Registration Statement”), marked to show changes to Amendment No. 3 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on July 6, 2005.

The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”), by letter dated July 8, 2005, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Amendment No. 3 to Registration Statement on Form S-1

The Offering, page 4

1.	Please refer to prior comment 3 of our letter dated June 23,2005. We note that you addressed this comment previously by including in your disclosure in Amendment No. 2 that the number of shares of common stock that will be outstanding after the offering “includes 543,750 share of common stock that are subject to repurchase.” It appears that this disclosure has been eliminated in Amendment No. 3. Please revise to include the disclosure or tell us why you believe it is properly excluded.

The Company respectfully advises the Staff that in Amendment No. 3 certain numbers were brought down to June 30, 2005, including the number of shares of common stock that will be outstanding after the offering. The Company respectfully advises the Staff that as of June 30, 2005 no outstanding shares were subject to repurchase by the Company.

July 13, 2005

Page Two

Management’s Discussion and Analysis…page 26

Financial Operations Review, page 26

Sanyo Electric Co., Ltd., page 27

2.	Please clarify, if true, that you do not anticipate receiving any further revenue under your current agreement with Sanyo.

The disclosure has been revised on pages 26 and 43 of the Registration Statement.

Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies and Practices, page F-7

Revenue Recognition, page F-7

Please refer to prior comments 8 and 9 from our July 1, 2005 letter. Please respond to the following comments:

3.	It appears that the 2005 Nissan agreement and the Navy contract both include the provision of engineering and development services and options to purchase products. Since you have selected different revenue recognition methods for each of these contracts, please provide us with your analysis of why. Discuss the similarities and differences of the terms of the agreements that resulted in your revenue recognition method selection.

The Company respectfully advises the Staff of the following:

•	The collaboration agreement (the “2005 Nissan Arrangement”) with Nissan Motor Co., Ltd. (“Nissan”) and the U.S. Navy contract (the “U.S. Navy Arrangement”) both include multiple elements. The 2005 Nissan Arrangement includes the following deliverables: (a) a testing and engineering deliverable and (b) a product licensing deliverable. The U.S. Navy Arrangement includes the following deliverables: (a) an initial contract to provide engineering to design a prototype fuel cell plant, (b) option 1, a construction contract to build 11 fuel cell plants and retrofit the existing prototype and (c) option 2, a service contract on 10 of the 11 above noted fuel cell plants. Both arrangements include the potential delivery of products that fall within the scope of higher-level literature, (i.e., Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”)) and outside the scope of higher-level literature. Given the nature of the deliverables, both arrangements must be evaluated under Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Elements (“EITF 00-21”), in accordance with its scope paragraph, specifically paragraph 4(iii).

July 13, 2005

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•	The Company has concluded that EITF 00-21 does not permit separate revenue recognition for the deliverables of each arrangement based upon the guidance in paragraph 9 (2005 Nissan Arrangement) and paragraph 11 (U.S. Navy Arrangement) due to the lack of fair value for the undelivered items and options, respectively.

•	Given the lack of fair value of the undelivered items/options, the Company has concluded that the appropriate revenue recognition method for both arrangements is the proportional performance method calculated on a straight-line basis over delivery of the last item of the arrangement, which is consistent with the guidance of footnote 40 of Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), as no other discernible pattern of performance for the last item is more representative of actual delivery.

•	The Company notes the following differences in the last deliverable under each arrangement, which impacted revenue recognition under the applicable arrangement:

The first and last deliverable of the 2005 Nissan Arrangement is the engineering and testing services. The Company respectfully submits that it will deliver engineering and testing services throughout the term of the arrangement. The final activity under the arrangement is a test of the Company’s products where Nissan determines if the Company has met each of its goals under the contract (the “Verification Test”). This Verification Test is expected to be administered upon completion of all engineering and testing work as well as after all product has been delivered under the product licensing component of the Company’s 2005 Nissan Arrangement.

The last deliverable of the U.S. Navy Arrangement is option 2, the maintenance of 10 of the 11 fuel cell systems delivered under option 1 of the U.S. Navy Arrangement. This maintenance includes field testing and service of the installed fuel cell systems and will occur over a 12 month period once all systems have been delivered.

In contrast to the Company’s 2005 Nissan Arrangement, the maintenance that the Company will provide to the U.S. Navy will only be necessary upon the completion and delivery of the prototype and 11 additional power plants to the U.S. Navy. Under the 2005 Nissan Arrangement, in contrast, the Company must provide the engineering and testing services throughout the term of the 2005 Nissan Arrangement in order to ensure its completion. Therefore, revenue will be recognized on a straight-line basis over the engineering and testing service period for the 2005 Nissan Arrangement and over the maintenance period for the U.S. Navy Arrangement.

The Company believes its revenue recognition method is consistent over both arrangements; however, the method has been applied to the unique nature of each arrangement.

July 13, 2005

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4.	With respect to the 2005 Nissan agreement, we note that you will record the service portion of agreement on a straight-line basis once you begin those services. Please clarify in your response and disclosure when this period ends. That is, clarify whether the straight-line period extends to the termination date of this contract because you will perform services through that date. Please tell us why the straight-line method is appropriate. That is, address whether or not this method is consistent with the way in which you will perform your obligations under the agreement.

The disclosure on page 27 of the Registration Statement has been revised. The Company advises the Staff that the service period under the 2005 Nissan Arrangement ends on December 31, 2005. With regard to the appropriateness of the straight-line method of revenue recognition, the Company refers the Staff to the Company’s response to Comment 3 above.

5.	Also, we note that your June 23, 2005 response refers to services related to both engineering and testing. In that response you stated that engineering service revenue would be recognized on a straight-line basis over the period you performed the testing services, since the testing services are the last deliverable. Discuss when you will perform the engineering services and when you will deliver the products. Explain how you were able to determine that the testing services are the last deliverable, including whether or not you could be required to deliver products after you begin the testing services.

The Company respectfully refers the Staff to the Company’s response in Comment 3 above and supplementally advises the Staff that the Company expects that Nissan will purchase an immaterial amount of products from the Company over the duration of the 2005 Nissan Arrangement.

6.	We also note, that you will record revenue related to products an a straight-line basis from the date that the product is delivered through the end of the term of the agreement. You have previously told us that you cannot determine a fair value for your products, but you can for your services. It appears that the timing of the delivery of the products may occur prior to, during, or after you perform the services. We note from your prior response that you cannot segregate the service and product components of this arrangement into separate units of accounting under paragraph 9 of EITF 00-21. That is, you cannot determine the fair value of an undelivered element. As such, please tell us why you are recording revenues for each element using these methods if you cannot segregate the elements. That is, it appears that you could record product revenue prior to the date that the testing phase begins.

The Company respectfully agrees with the Staff’s assertion that the Company is unable to determine the fair value of the undelivered elements of the 2005 Nissan Arrangement pursuant paragraph 9 of EITF 00-21. The Company further advises the Staff that it expects to deliver its licensed products during the term of the arrangement; however, it does not expect to deliver any products prior to the performance of a portion of its engineering and testing services as the product delivery is for Nissan to test, evaluate and provide feedback for work performed by the Company.

The Company has concluded, based upon its expected delivery pattern of providing engineering and testing services, that it is most appropriate to recognize revenue on a straight-line basis,

July 13, 2005

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because there is no better discernible pattern of performance. The feedback that is provided by Nissan should be viewed as a critical component to the engineering and testing services. The Company has similarly concluded that the additional arrangement consideration associated with incremental product revenue should also be accounted for using the same straight-line method, at the point where the additional consideration becomes fixed or determinable (e.g., upon delivery).

7.	With respect to the Navy contract, please discuss your consideration of the guidance in footnotes 2 and 3 of EITF 00-21.

The Company respectfully submits that it has considered the guidance provided in footnote 2 and 3 of EITF 00-21 and concluded that the U.S. Navy Arrangement is more properly categorized as a category 3 issue as defined by paragraph 4a(iii) of EITF 00-21. The Company believes the example provided in footnote 4 of EITF 00-21 is consistent with the facts of the U.S. Navy Arrangement and as such the separation and allocation criteria described therein should apply. Further, the Company believes that revenue recognition should be determined based upon the combined deliverables as a single unit of accounting.

Specifically, the Company believes that its arrangement with the U.S. Navy includes two potential SOP 81-1 deliverables; its engineering service and option 1 of the arrangement, which calls for the construction of 11 fuel cell plants plus the retrofit of the prototype fuel cell plant developed in the initial contract. In addition, the arrangement through option 2 includes a non-SOP 81-1 deliverable, a service contract calling for the Company to conduct field test demonstrations on 10 of the 11 above noted fuel cell plants and to evaluate the results of testing on these plants over a 12 month period.

These facts are analogous with the facts described in footnote 4 of EITF 00-21, and the Company believes that similar accounting should be used whereby the accounting for the arrangement should be evaluated within the scope of a EITF 00-21 model (unless the options are not exercised). Within the EITF 00-21 model, the Company evaluated the separation criteria called for in paragraph 9 of EITF 00-21 and concluded that it was unable to separate elements, as it could not determine fair value of the undelivered elements as prescribed by paragraph 9(b). The Company thus concluded that it should account for the combined elements of this arrangement as a single unit of accounting.

8.	Please clarify when you will recognize revenue under the following scenarios. (A) You have completed the engineering services under the contract but the Navy has not decided about the additional options under the agreement. Discuss whether or not there is a contractual time limit under which they must decide whether or not to elect the options. Explain how you would treat circumstances under which you receive no response. That is, consider a scenario where the Navy neither elects nor rejects the options. Please also address the same scenario assuming you complete the first option and are awaiting the Navy’s decision on the second option. (B) You have completed the engineering services and the Navy has elected both options under the contract. Under this scenario it appears that the last deliverable is the twelve-month testing of the fuel cell plants. As such, explain how you will use the proportional performance method of revenue recognition under this scenario. Please tell us and disclose the basis under which you will measure that performance. (C) You have completed the engineering services and the Navy has

July 13, 2005

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elected only option one under the contract. Under this scenario it appears that the last deliverable is the delivery of fuel cell plants. As such, explain how you will record revenues. Please tell us and disclose the basis under which you will measure that performance. Please also tell us whether or not your auditors consulted with their national office regarding the recognition of revenue under the Navy contract.

The Company respectfully advises the Staff of the following:

•	There is no contractual time limit under which the U.S. Navy must decide to exercise the options under the contract. The contract does, however, state that the U.S. Navy “may exercise the option by written notice to the Contractor [Company] within 30 days after completion of CLIN 0001” (the first of seven phases within the contract). The Company currently believes the U.S. Navy will provide a response on whether it will exercise its options within 30 days of completion of this phase. If no response is given by the completion of the initial contract, which the Company expects to occur in December, the Company will defer revenue recognition until such time as its acceptance or rejection of options is objectively determinable. The Company would propose the same deferral method of initial contract and option 1 revenue should the U.S. Navy remain silent on the exercise of option 2. The Company does not, however, believe the U.S. Navy is likely to exercise option 1 without option 2 as it would not be to the U.S. Navy’s benefit to procure fuel cell plants without maintenance services for these plants.

•	As noted by the Staff, if both options are exercised by the U.S. Navy, the Company expects to recognize the entire arrangement consideration using a proportional performance method over the term of the last deliverable, which is expected to be the term of the service contract. The Company has determined that the service contract will be delivered evenly over the service period and has thus determined that the straight-line method most accurately depicts the proportion of service to be delivered in any given accounting period. As such, the Company will recognize the total arrangement revenue on a straight-line basis over the term of the service contract, as described in the Company’s response to Comment 3.

•	Upon exercise of option 1 (and the election of the U.S. Navy not to exercise option 2) of the arrangement, the Company would consider whether it would still be appropriate to apply the separation and allocation method described in EITF 00-21 to the arrangement. Specifically, the arrangement would now have two SOP 81-1 deliverables without a non-SOP 81-1 deliverable, thus higher level literature would be applicable to all deliverables within the arrangement. As such, the Company would consider the provisions of SOP 81-1, paragraph 64 and conclude whether option 1 could be viewed as a separate contract based upon the criteria established by paragraph 64a. The Company would then apply the completed contact method of revenue recognition as the products delivered under the initial contract (building prototype) differs significantly from the product delivered under option 1 (construction of 11 fuel cell plants).

July 13, 2005

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The Company’s independent registered public accounting firm has informed the Company that they have consulted with their national office regarding revenue recognition under the U.S. Navy Arrangement.

Please do not hesitate to call me at (650) 843-5059, or Timothy Moore at (650) 843-5690, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Dustin M. Shindo, Hoku Scientific, Inc.
Scott B. Paul, Esq., Hoku Scientific, Inc.
Timothy J. Moore, Esq., Cooley Godward LLP
Cheryl M. Perino, Piper Jaffray & Co.
Laird H. Simons, Esq., Fenwick & West LLP
Patrick J. Ford, KPMG LLP